Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Suite 3400 - 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Item 2 Date of Material Change

March 3, 2019

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on March 3, 2019 and filed on the system for electronic document analysis and retrieval (SEDAR) and EDGAR.

Item 4 Summary of Material Change

On March 3, 2019, Goldcorp announced that an updated National Instrument 43-101 technical report had been filed for each of Goldcorp’s 100% owned Éléonore gold mine (the “Éléonore Mine”) and Red Lake gold mines (the “Red Lake Mines”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On March 3, 2019, Goldcorp announced that an updated National Instrument 43-101 technical report had been filed for each of Goldcorp’s 100% owned Éléonore Mine and Red Lake Mines.

For a summary of the updated technical report for the Éléonore Mine, please see Appendix “A” attached hereto. For a summary of the updated technical report for the Red Lake Mines, please see Appendix “B” attached hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

Item 8 Executive Officer

For further information, contact Randall Chatwin, VP, Assistant General Counsel of Goldcorp at (604) 696-3000.

Item 9 Date of Report

March 4, 2019

Cautionary Statement Regarding Forward-Looking Statements:

This material change report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of

1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements relating to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of

Goldcorp’s operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

APPENDIX “A”

Éléonore Mine, Canada

The Éléonore Mine, wholly-owned by Goldcorp and located in northern Québec, is one of the largest underground mines in Canada. The scientific and technical information included in the following section has been derived, in part, from the technical report entitled Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report (the “Éléonore Report”) dated effective November 30th, 2018 prepared by Dr. Anne Charland, P.Geo., Mr. Martin Perron, P.Eng., Ms. Adrienne Rispoli, P.Eng., Mr. Martin Bussières, P.Eng., and Ms. Sophie Bergeron, P.Eng., each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Éléonore Mine is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada. The Éléonore Mine is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montréal.

The closest towns to the operations are Matagami and Chibougamau. The Éléonore Mine is accessed via a road that extends from the Sarcelle hydroelectric facility to the Éléonore site. The Sarcelle hydroelectric station can be reached via a 40 kilometres long gravel road starting at the 396 kilometre marker along the James Bay Highway (Route de la Baie-James). All of the material, supplies, and food for the construction and operational phases are transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

The Éléonore Mine comprises 369 contiguous claims totalling 18,971.7 hectares in addition to a granted mining lease (289.4 hectares), for a total tenure holding of 19,261.1 hectares. The claims are 100% owned by Les Mines Opinaca Ltée (“Opinaca”), our indirect wholly-owned Subsidiary. The Éléonore Mine hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca Reservoir. Mining Lease #1009, covering the Roberto deposit, was granted by the Québec government in February 2014. The lease is valid for a 20-year period with annual fees payable. Under Québec law, claims in the James Bay area are map-staked.

The Éléonore Mine is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Québec government and subject to the James Bay and Northern Québec Agreement. Surface leases were obtained from the Ministry of Natural Resources for all infrastructures planned for the Éléonore Mine.

A net smelter return royalty is payable on production from the Éléonore Mine to Osisko Gold Royalties Ltd. The royalty is calculated as a percentage based on a combination of actual mine production and the prevailing gold price, and starts at 2% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.5%. The royalty is applicable to the entire Éléonore Mine property. The royalty payable in each period is adjusted up or down by an amount ranging between zero and 10%, depending on the gold price in effect during that period.

Goldcorp also makes an annual payment to the Cree Nation under the terms of the confidential Opinagow Collaboration Agreement dated February 21, 2011 between Goldcorp, the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority and the Cree Nation of Wemindji.

The Éléonore Mine currently holds all required permits to operate, including environmental permits.

To the extent known, there are no other significant factors and risks known to Goldcorp that may affect access, title, or the right or ability to perform work on the Éléonore Mine.

History

The first recorded exploration in the Éléonore Mine area was by Noranda Inc. (“Noranda”), in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. From 2001 to 2004, Osisko Mining Corporation (formerly Virginia Mines Inc.) (“Osisko”) completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralized corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

The Roberto deposit was located toward the end of 2003. Work completed subsequent to the discovery included a helicopter-borne, detailed magnetic survey (45-line kilometres on two 50 metres line spaced grids), additional trenching, core drilling of 351 core holes (105,635 metres), 125.5 kilometres of grid lines, 226.3 line kilometres of IP geophysical survey, and B-horizon soil sampling (1,244 samples). From June to August 2004, additional trenching was performed on the Roberto Zone. Osisko commenced core drilling in September 2005 and by November 2005 a total of 247 core holes had been drilled. Drilling completed by Osisko successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the north shore of Ell Lake as well as to the south.

Goldcorp reached an agreement to acquire the Éléonore Mine with Osisko in November 2005. Goldcorp took control of the Éléonore Mine on March 31, 2006. Since the acquisition, Goldcorp has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, Mineral Resource and Mineral Reserve estimation, engineering studies, and mine permitting activities. Mine construction commenced in November 2011, and the first gold pour occurred on October 1, 2014.

Geological Setting, Mineralization and Deposit Types

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Subprovince and the La Grande Subprovince. The contact between the two subprovinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other subprovince.

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures.

The “S-shaped” La Grande Subprovince surrounds the Opinaca Subprovince on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Subprovince is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano-sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Subprovince. The Éléonore Mine is overlain by rocks of the Eastmain Group of the La Grande Subprovince. At its base, the Eastmain Group consists of the Bernou Formation and the Kasak Formation, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Subprovince and are oriented north–south, east–west, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Subprovince, faults and shear zones are mainly located along fold limbs.

The Éléonore Mine straddles the contact between the Opinaca and La Grande Subprovinces. The contact is located in the northeast corner of the property along a north-westerly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Mine is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Subprovinces of the Superior Province. Rock units from the Opinaca Subprovince occur in the north-eastern corner of the Éléonore Mine area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin

Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a north-westerly direction evolving to an east–west grain toward the east part of the Éléonore Mine area.

Rock units belonging to the La Grande Subprovince west of the Opinaca-La Grande comprise most of the Éléonore Mine area and host the Roberto deposit. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 kilometres long crescent shape of the deposit is believed to be the result of F2 folding. To date, mineralization has been intersected to a vertical depth of 1,400 metres. Gold-bearing zones are generally 5 to 6 metres in true thicknesses, varying from 2 metres to more than 20 metres locally. All zones remain open at depth.

Information from production drilling and underground mapping has shown that folding in the southern area edge of the main shoot is tighter than previously interpreted. The close folding that resulted in increased mining dilution during 2015 seems to be limited to within a 50 metres corridor.

The numerous subparallel mineralized zones are characterized by gold-bearing quartz-dravite-arsenopyrite veinlets, contained within quartz-microcline-biotite-dravite-arsenopyrite-pyrrhotite auriferous replacement zones. Sulphide concentrations within the auriferous zones vary from 2% to 5%, with the main sulphides being arsenopyrite, löllingite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

The knowledge of the deposit setting and lithologies, and of the mineralization style and its structural and alteration controls, is sufficient to support Mineral Resource and Mineral Reserve estimation. Prospects and targets are at an earlier stage of exploration, and the lithologies, structural, and alteration controls on mineralization are currently insufficiently understood to support estimation of Mineral Resources.

Exploration

Exploration in support of mine development has included prospecting, mapping, ground induced polarization and magnetic surveys, a Hummingbird electromagnetic survey, grab and rock chip sampling, soil sampling, trench and channel sampling, core drilling, metallurgical test work, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and technical studies. The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Éléonore Mine. The exploration and research work support the genesis and affinity interpretations. There is considerable remaining exploration potential in the vicinity of the current mining operations.

Up to the Summer of 2017, the main focus of the exploration activities has been to extend the Roberto deposit at depth and laterally to increase Mineral Reserves. The greater Éléonore area outside the mining lease were not subject to significant exploration work until late 2016. From 2016 onward, extensive mapping, trenching, induced polarisation, till sampling and some drilling have been conducted over the Éléonore Mine area. Several targets have been identified and advanced. Exploration is planned to continue with drilling of some identified targets with accelerated programs planned for 2019 to 2020.

Drilling

As of November 30, 2018, a total of 10,133 surface and underground drill holes (approximately 1,523,791 metres) had been completed by Osisko and Goldcorp. Of these, a total of 351 holes (105,635 metres) were completed by Osisko and 9,782 holes (1,418,156 metres) by Goldcorp.

Drilling includes 1,436,883 metres of exploration and delineation drilling; 70,966 metres of geotechnical drilling; 1,281 metres for hydrological/water bore purposes; and 1,119 metres for metallurgical purposes. Condemnation drilling as well as drilling to support the locations of planned infrastructure was completed from May 1, 2010 to October 31, 2012, for a total of 13,542 metres. Exploration drilling between 2017 and 2018 aimed to better define the mineralized zones between 400 metres and 1,300 metres below surface. This drilling remains ongoing. Results of the drilling appear to confirm the continuity of the geological model as interpreted. Since January 2013, exploration and delineation drilling has been exclusively done from underground infrastructure.

All core holes were drilled on sections spaced approximately 25 metres apart in most parts of the deposit. Drill hole spacing of 25 metres by 25 metres occurs over the bulk of the orebody to a depth of approximately 1,200 metres below surface. Below 1,200 metres, down to approximately 1,300 metres, a core hole spacing of 100 metres by 100 metres is usually observed. Only a few drill holes have been drilled below 1,200 metres. The deeper boreholes intersected the mineralized horizons at a depth of approximately 1,580 metres below surface. For definition drilling, drill hole spacing is generally 12.5 metres by 12.5 metres inside the existing 25 metre drill spacing, as permitted by the mine development schedule. In 2017, infill drilling at a 25 metre by 25 metre drill spacing was completed in Horizon 5 and Horizon 6, in the central portion (Main Ore Shoot and South Ore Shoot). Definition drilling at 12.5 metre by 12.5 metre spacing commenced late in 2017 in Horizon 5 with the opening of the 950 and 980 haulage drift and is ongoing.

Standardized logging forms and geological legends were developed for the Éléonore Mine in acQuire database software. Rock quality designation is completed in sequence prior to geological logging and in the pre-feasibility period; full geotechnical logging was completed on some drill holes. Geological logging use standard procedures and collect information on mineralization, lithological breaks, alteration boundaries, and major structures. All drill core is photographed. Some drill holes are oriented for structural measurements. Core recovery is acceptable for all drill programs.

Upon completion of a hole, surface drill hole collars were surveyed using a differential global position system instrument by in-house technicians. Underground drill holes are surveyed using a Leica TS15 robotized station.

Downhole surveys are carried out by the drill contractor for dip and deviation using a Reflex instrument.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

Sample intervals are determined by the geological relationships observed in the core and vary between 0.3 metres and 1.25 metres. An attempt is made to terminate sample intervals at lithological and mineralization boundaries.

Specific gravity data were collected by Goldcorp personnel until the end of 2011. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the deposit and across the various rock types.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs completed by Osisko and Goldcorp are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Exploration and infill core samples were analyzed by independent laboratories using industry-standard methods for gold analysis, including but not limited to.

•	Between January 2007 and April 2014, ALS in Val-d’Or, Quebec was the primary laboratory, which is accredited under ISO 17025 and 9001/2008 and independent of Goldcorp.

•

Between April 2014 and February 2017, exploration and infill sample preparation and assay were performed by Accurassay Laboratories Inc. (“Accurassay”) in Rouyn-Noranda, Québec, which is accredited under ISO 17025 and independent of Goldcorp.

•

Between September 2017 and April 2018, exploration and infill sample preparation and assays were performed by Swastika Laboratories Ltd. (“Swaslabs”) in Swastika, Ontario, which is accredited under ISO 17025 and independent of Goldcorp.

•

From April 2018 to date, Activation Laboratories Ltd. (“Actlabs”) has been used as the primary laboratory. Laboratory locations used include Ancaster, Timmins, Thunder Bay and Geraldton, Ontario. These laboratories hold either ISO 9001 or ISO 17025 accreditations and are independent of Goldcorp.

•

Goldcorp’s in-house laboratory started operation in February 2014 and begin to process muck, chips and definition drilling samples. The in-house laboratory has a total capacity of approximately 500 samples per day. Overflow and other production samples were sent to ALS, Accurassays, Swaslabs or Actlabs. During the period from February to September 2017, the mine laboratory acted as the primary laboratory for definition drill sample

Metallurgical testwork has been done at a number of laboratories, but was primarily performed by SGS Laboratories. Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all Osisko and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

The primary gold analytical method was fire assay with either an atomic absorption spectrometry finish or microwave plasma atomic emission spectroscopy finish. Depending on the external laboratory, values above either 3.0 g/t gold or 10 g/t gold received a gravimetric finish. The in-house laboratory reassays above 34 g/t gold with a gravimetric finish.

ALS sample preparation comprised drying and crushing to 70 to 90% passing 2 millimetres and pulverizing to 85% passing 75 micrometres. Gold assays were performed by standard fire assay with an atomic absorption spectroscopy finish. For assay results equal or above 3.0 g/t gold, samples are re-assayed with a gravimetric finish. ALS reported an upper limit of 10 g/t gold and a detection limit of 0.005 g/t gold for atomic absorption spectroscopy analyses. No other elements were routinely requested for assay.

Sample preparation at the internal laboratory consists of crushing to 75% <10 mesh and pulverising to 85% passing 200 mesh. Gold assays are performed by using a 30 gram fire assay with a microwave plasma–atomic emission spectrometry finish. For assay results above 34.0 g/t gold, samples are re-assayed with a gravimetric finish. The internal laboratory reports an upper limit of 34 g/t gold and a detection limit of 0.01 g/t gold for microwave plasma–atomic emission spectrometry analyses.

Accurassay sample preparation procedure consisted of drying and crushing to 85% <10 mesh, followed by pulverizing to 85% passing <200 mesh. Gold assays are performed by standard fire assay with an atomic absorption spectroscopy finish. Accurassay reports an upper limit of 10 g/t gold and a detection limit of 0.005 g/t for atomic absorption spectroscopy analyses. No other elements are routinely assayed.

Swaslabs sample preparation procedure consisted of drying and crushing to a minimum 75% passing 10 mesh and pulverized to 85% passing 200 mesh. Gold assays are performed using a 30 g fire assay with a microwave plasma atomic emission spectroscopy (MP-AES) finish. For assay results above 10.0 g/t gold, samples are re-assayed with a gravimetric finish.

SGS sample preparation consisted of drying and then jaw-crushing to 75% <10 mesh and a 400 to 500 g sub-sample is normally taken to be pulverized. Samples are pulverized to 85% passing 200 mesh. Gold assays are performed by standard fire assay on a 50 g sample with an AA finish. For assay results equal or above 3.0 g/t gold, samples are re-assayed with a gravimetric finish. SGS reports an upper limit of 10 g/t gold and a detection limit of 0.005 g/t gold for AA analyses.

Actlabs sample preparation procedure consisted of drying and crushing to 80%+ passing -10 mesh. A 250 g subsample is taken by riffle splitter and pulverized to 85%+ passing -200 mesh. For Goldcorp samples from 2014, 2015 and 2018, gold assays are performed by standard fire assay with an AAS finish. Values above 3.0 g/t Au receive a gravimetric finish.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

Osisko and Goldcorp maintained a quality assurance and quality control (“QA/QC”) program for the Éléonore Mine. This comprised the submission of analytical standard reference materials, duplicates and blanks. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified by the QA/QC programs.

The results of the QA/QC programs did not indicate any problems with the analytical programs. Accordingly, we have concluded that the drill core gold analyses are acceptably accurate and precise to support Mineral Resource and Mineral Reserve estimation.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Boxes are individually identified, and core is measured to ensure correct sample definition. Core is stored at the core logging facility until it is logged by professional geologists. As soon as the logging is complete, the core is bagged in individual samples and put into pallets to be delivered to the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The quality of the gold analytical data is sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are adequate and generally performed in accordance with exploration best practices and industry standards.

A reasonable level of verification has been completed, and no material issues would have been left unidentified from the programs undertaken. Data verification programs completed on the data collected from the Éléonore Mine adequately support the geological interpretations, and the quality of the analyses and the analytical database, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testwork has included chemical analyses, acid neutralization potential tests, semi-qualitative petrography, X-ray diffraction, comminution testwork (including standard bond, crushing work index, abrasion index, ball mill work index tests), semi-autogenous grind mill work index tests, Isamill signature plots, bench-scale flotation tests, Knelson/Laplante gravity-recoverable gold testwork, grade variability recovery testwork, establishment of a reagent suite, evaluation of intensive cyanide leach processing of flotation concentrates, cyanide leach tests on gravity tailings, cyanide backfill tests, pilot plant runs, cyanide destruction using the sulphur dioxide/air process, thickening and filtration tests.

Milling operations commenced in September 2014 and the first gold pour occurred in October 2014. Since 2014, more than 6.75Mt of material from a wide variety of areas and depths has been processed. No correlation between metallurgical response and sample origin or position within the orebody has been established.

Current plans assume long-term average metallurgical recoveries of 92.0 to 92.5%, which are consistent with the results of previous testwork as well as operational experience.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the gold Mineral Reserve estimation for the Éléonore Mine effective June 30, 2018:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)

Proven	3.65	5.97	0.70

Probable	14.14	5.61	2.55

Proven + Probable	17.78	5.69	3.25

  Notes:

(1)

The Mineral Reserves for the Éléonore Mine set out in the table above have been reviewed and approved by Ms. Adrienne Rispoli, P.Eng, an employee at Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable, and are based on the 2014 CIM Definition Standards. Proven Mineral Reserves include stockpile material.

(2)	Mineral Reserves are based on a gold price of US$1,200 per ounce, an economic function that includes variable operating costs and metallurgical recovery of 93%, and a US$ exchange rate of C$1.30.
(3)

The global cut-off grade is 3.6 g/t (in situ). Total average US$ operating costs in the peak years of the LOM 2018 are US$107.50 per tonne (mining: US$59.41 per tonne; processing: US$27.75 per tonne; G&A: US$20.34 per tonne).

(4)	An overall dilution of 15% is applied to the stopes using zero grade.
(5)	Mineral Reserves take into account mining recoveries that range from 85% to 95% depending on geotechnical risk.
(6)	Numbers may not add up due to rounding.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could affect the Mineral Reserve estimate that are not documented in the Éléonore Report. Factors that may affect the Mineral Reserve estimates are: geological complexity impacting grade; geotechnical and design parameters changes impacting dilution and mining recovery factors; lower mill recovery in new mining areas; fluctuations in commodity price and exchange rate; and mining costs assumptions.

The following table sets forth the gold Mineral Resource estimation for the Éléonore Mine effective June 30, 2018:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Grade (g/t)	Contained Metal (millions of ounces)

Measured	0.79	6.15	0.16

Indicated	2.39	4.67	0.36

Measured + Indicated	3.18	5.03	0.51

Inferred	3.19	5.76	0.59
Notes:
(1)

The Mineral Resources for the Éléonore Mine set out in the table above have been reviewed and approved by Mr. Martin Perron, P.Eng., an employee at Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred, and are reported using the 2014 CIM Definition Standards.

(2)

All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3)	A minimum true thickness of 2.5 metres was applied for all Mineral Resource estimates, using the grade of the adjacent material when assayed or a value of zero when not assayed.
(4)

A top cut varying from 50 g/t to 140 g/t (80 g/t for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using Ordinary Kriging (OK), and inverse distance weighting to the second power (ID2) methods and was based on 2 metre composites within a block model made of 5 metre long x 5 metre wide x 5 metre high blocks. Average specific gravity (SG) is 2.77.

(5)

Mineral Resources are reported using a 2.7 g/t gold cut-off grade, which is based on assumptions of a US$1,400 per ounce gold price, long-hole stoping underground mining methods, a life-of-mine metallurgical recovery of 93%, and a total mining cost of US$107.50/t (comprising the following costs: mining: US$59.41/t; processing: US$27.75/t; general and administrative (G&A) of US$20.34/t (LOM 2018).

(6)	Numbers may not add up due to rounding.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource estimate that are not documented in the Éléonore Report.

Key areas of uncertainty that may materially impact the Mineral Resource estimate include: geological complexity including folding and faulting of vein material between drill hole intercepts; commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints.

There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher-confidence Mineral Resource categories. Core drilling is currently underway in support of potential confidence category upgrades.

Mining Operations

Mining operations exploit a complex orebody that consists of 117 different mineralized lenses with variable geometries and proximities. The mining method at the Éléonore Mine is long-hole stoping (down-hole drilling) longitudinal retreat with consolidated backfill (pastefill) or unconsolidated rockfill. Operations have converted from using the longhole transverse mining method that was initially proposed to a longitudinal longhole retreat stoping method because that method is better suited to the orebody geometry.

For mine scheduling purposes, the vertical extent of the orebody is subdivided into two parts: the upper part of the orebody located between 65 metres and 650 metres below surface (referred to as the upper mine), and the lower part of the orebody located between 650 metres and 1,370 metres below surface (referred to as the lower mine). Dividing the orebody into two mining sectors and seven mining horizons has accelerated the production start-up.

Mining started from two horizons, the 440 metre Level and the 650 metre Level, and expanded to cover from the 110 metre Level to the 980 metres Level from surface. The current mine plan assumes that all the ore and waste from Horizon 1 (80 metre Level to 230 metre Level) will be trucked to the surface as will material from the top of Horizon 2 (260–290 metre Level). Ore and waste from Horizons 2, 3, 4 and 5 (320–980 metre Level) will be either dumped down an ore pass (Horizon 2 and Horizon 3) or trucked to the 650 metre Level and hoisted by the production shaft. Goldcorp is expanding the material handling system in the lower mine at the 1140 metre Level shaft station to support mining operations in Horizons 5 to 7 in 2020.

An average production rate of 1,050 tonnes per day per stope is used throughout the mine. Currently, rates are between 800 and 2,500 tonnes per day per horizon, excluding panel sequence beginnings and ends. The material handling system and producing horizons are capable of meeting an average 6,600 t/d production rate.

Studies to increase and sustain the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has an eight-year mine life to 2026.

The production shaft excavation is complete to 1,190 metre depth, and the surface decline is progressing well, with the elevation in October 2018 being 1,130 metres from surface. The Gaumond shaft is completed to a depth of 715 metres and is only used for ventilation purposes.

The decline is currently used as the air exhaust and will continue to be so used when the final depth is reached and the ramp is complete. The main fresh ventilation raises are the Gaumond and production shafts. From both shafts, air is distributed into two internal ventilation raises, one located in the northern mine area, the second in the southern mine area. Currently, the ventilation on demand (VOD) system is fully operational.

The permanent pumping system is designed to be upgradable depending on the total water infiltration in the mine and also the mine plan. The system is designed to pump dirty water to the surface and consists of two main pumping stations on the 400 metre level and 650 metre level.

Stope widths vary from 2.5 to 20 metres, have an average length of 25 metres, a maximum length of 45 metres, and can reach 30 metres in height. Ground support consists of various combinations of rebar bolts, friction bolts, D-bolts, cables, screen and shotcrete depending on the rock quality and particular requirements of each heading.

Stopes are backfilled with pastefill. Unconsolidated backfill is used whenever possible in order to avoid hoisting waste rock to the surface. The current paste backfill mixture consists of 70% mill tailings, 25% fine sulphide concentrate, and 4 to 7% binder. The sulphide tailing concentration can reach as much as 25% without having an effect on the paste strength.

A fully-mechanized mining equipment fleet is used. Equipment includes scoop trams, dump trucks, mine service and personnel vehicles, jumbo drills, bolting platforms, scissor lifts, land cruiser and forklifts. The mine and fleet designs are appropriate for the Mineral Reserves defined and the selected throughput rate.

There is potential to extend the mine life and potentially sustain a 7,000 tonnes per day throughput rate if some or all of the Inferred Mineral Resources identified within the life-of-mine (“LOM”) production plan (“LOMP”) can be upgraded to higher confidence Mineral Resource categories, and eventually to Mineral Reserves. Mineralization remains open in the northern and southern extents of the Roberto orebody as well at depth. The deepest drill hole encountering mineralization was at 1,500 metre depth; the current mine plan extends to 1,370 metre depth.

As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

Processing and Recovery Operations

Comminution consists of conventional three-stage crushing circuit followed by a single stage of closed-circuit ball milling, so that 80% (P80) is smaller than 65 micrometres. Within the ball milling circuit, a gravity concentration circuit consisting of two Knelson Concentrators recovers coarse liberated gold, which is then leached in an Acacia reactor.

Grinding circuit product if fed to a flotation circuit for separation of sulphide minerals into a sulphide-rich concentrate. The flotation concentrate, which contains most of the gold, is reground so that 80% P80 is smaller than 15 micrometers being subjected to pre-oxidation and cyanidation. The flotation tails, which still contains a significant amount of gold, are also subjected to cyanidation in a separate circuit.

In both cases, gold in solution is recovered by dedicated in carousel carbon-in-pulp (“CIP”) circuits (one for each leach circuit). Loaded carbon recovered from each CIP circuit is then stripped in a Zadra stripping circuit. Gold from the gold-loaded pregnant solutions (including the one from the Acacia reactor) is then recovered by electrowinning and melted into doré bars. Carbon is regenerated and returned to the CIP circuits.

The tails from each cyanidation circuit are detoxified in a conventional sulphur dioxide/air cyanide destruction circuit. Sulphide tailings, along with a portion of non-sulphide tailings, are returned to the underground mine in the form of paste backfill. The remaining non-sulphide tailings are filtered and trucked to the tailings management facility (“TMF”). The TMF is completely lined and designed for collection of contact water, which is sent to treatment. The TMF’s current design allows for storage of 22 Mt of tailings, which is sufficient for the current LOM.

The crushing area is designed for a capacity of 8,500 tonnes per day, including waste crushing (1,500 tonnes per day), while the other plant areas are designed for a processing capacity of 7,000 tonnes per day at 95% availability (2.55 Mt/a).

Infrastructure, Permitting and Compliance Activities

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Mine on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. Power is supplied by Hydro-Québec through a 120 kilovolt overhead electrical power line that was supplied and installed by Hydro-Québec specifically for the Éléonore Mine. A 120/25 kilovolt substation on site distributes the power required for the mining infrastructure.

Key infrastructure on site includes the underground mine, a processing plant, temporary waste rock storage facilities, TMF, fuel storage and distribution facilities, industrial water treatment plant (IWTP), a permanent camp that can accommodate 400 people, an administration building, warehouse and garage facilities, assay laboratory, airstrip, and a concrete plant.

Mining-related infrastructure comprise the Gaumond shaft, the production shaft, a seven kilometre long access ramp, a shaft loading station, ore and waste passes, ore and waste storage bins, a rock breaker/grizzly arrangement, a transfer drift, an exhaust raise, the mine ventilation system and a mine dewatering system.

The main process infrastructure consists of a crushing plant, ore storage bins, a grinding and gravity gold recovery circuit, a flotation circuit, a flotation tails cyanidation and CIP circuit, a flotation concentrate regrinding, cyanidation and CIP circuit, a Zadra stripping circuit, a gold refinery, concentrate and tailings dewatering circuits and a paste backfill system.

Goldcorp has completed baseline studies in support of the Strategic Environmental Assessment (SEA; or ESIE in French) and is carrying out continuous monitoring studies to support project permitting and various commitments. For the Éléonore Mine, the major issues identified include the potential impacts on the environment, the proper management of tailings and waste water, access (roads, airports), social acceptability and management of the post-reclamation site. These issues have been addressed and mitigated through a combination of baseline data collection, appropriate engineering and project design studies, and public consultation.

The Éléonore Operations currently hold all required permits to operate, including environmental permits. Permits are renewed as required. Environmental liabilities associated with the Project are those expected to be associated with an underground mine in Northern Canada.

Key elements for the mine operations include the proper management of tailings and waste water, access (roads, airports), social acceptability and post-reclamation management. A sustainability management system is in place, addressing these elements and allowing rigorous management. Goldcorp is of the opinion that these issues have been addressed and mitigated through a combination of baseline data collection, appropriate engineering and project design studies, and public consultation. The Éléonore Mine operations currently holds all permits required to operate, including environmental permits.

The Éléonore Mine operations are located on traditional family territories of the Cree Nation of Wemindji, and within the Municipality of Eeyou-Isthee-James Bay. The operations are located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Quebec Government and subject to the James Bay and Northern Quebec Agreement (JBNQA). A collaboration agreement was signed with the Cree Nation of Wemindji in February 2011.

Capital and Operating Costs

Capital and operating cost estimates were prepared by Goldcorp staff. The capital cost estimates are based on a combination of quotes, vendor pricing, and Goldcorp’s experience with similar-sized operations. The capital costs are based on the 2018 mine construction data and budgetary figures and quotes provided by suppliers. Capital cost estimates include funding for infrastructure, mobile equipment, development, and miscellaneous costs. Infrastructure requirements were incorporated into the estimates as needed. Sustaining capital costs reflect current price trends. The total LOM capital estimate is US$389 million, comprising US$365 million of sustaining capital and US$24 million of expansionary capital.

Area	Life-of-Mine (US$ million)

Sustaining	$365

Expansionary	$24

Total	$389

Note: Estimate is from 2019 for LOM. Totals may not sum due to rounding.

Operating cost estimates are based on the 2018 LOM budget, which includes estimates from first principles for major items and allowances or estimates for minor costs. Labour cost estimation is based on Goldcorp’s 2018 salary scale and fringe benefits in force. Mining consumables are based on 2018 costs and contracts. The Éléonore Mine is located at a remote site. Costs for camp accommodation, meals, employee travel, and site security were included in the general and administrative (“G&A”) component of the estimate. An average overall unit cost of US$113.38 per tonne was estimated, comprising US$29.29 per tonne for processing, including backfill and tailings treatment and transportation, US$62.19 per tonne for mining operations, and US$21.89 per tonne for G&A. Exploration expenditures are not included in the operating costs.

Area	Life-of-Mine (US$ per tonne)

Process Plant	$29.29

Mining Operations	$62.19

G&A	$21.89
Total	$113.38

Note: Estimate is from 2019 for LOM. Totals may not sum due to rounding.

Exploration, Development and Production

The average production rate for 2018 is approximately 5,000 tonnes per day, with the second half of 2018 in ramp-up phase and finishing the year at over 6,500 tonnes per day. The mine is expected to achieve the LOM plan peak years average production rate of 6,600 tonnes per day in 2019.

APPENDIX “B”

Red Lake Mines, Canada

The Red Lake Mines, wholly-owned by Goldcorp, are located in the Red Lake district, Ontario. The scientific and technical information included in the following section has been derived, in part, from the technical report entitled “Red Lake Operations, Ontario Canada, NI 43-101 Technical Report” (the “Red Lake Report”) dated effective December 31, 2018 prepared by Brad Armstrong, P.Eng., Maura Kolb, P.Geo., and Nuri Hmidi, P.Eng., each of whom is a qualified person under NI 43-101.

Project Description, Location and Access

The Red Lake Mines are owned by Goldcorp (87.45%) and Goldcorp Canada Ltd. (“Goldcorp Canada”) (12.55%) through a partnership. The operations comprise the former Campbell and Red Lake underground mines, which are now integrated and operate as a single entity by Red Lake Mines. In this annual information form, the shafts and mill at Red Lake are collectively termed the Red Lake Complex; those at Campbell are termed the Campbell Complex. The combined mine area is also referred to as the greater Red Lake-Campbell Complex. The Cochenour Co mplex covers mineralization discovered at the Western Discovery Zone deposit and the former Cochenour-Willans mine and also includes the former Gold Eagle Mines joint venture property (see – “History” below).

The Red Lake mining operation is located 180 kilometres north of the town of Dryden, District of Kenora, northwestern Ontario. The Red Lake area is accessible by Highway 105, which joins the Trans-Canada Highway at Vermilion Bay, 175 kilometres south and 100 kilometres east of Kenora, Ontario. Commercial air services operate to Red Lake from Thunder Bay and Winnipeg.

The Red Lake Complex consists of 70 patented mining and surface rights claims, three patented mining rights only claims, 27 patented surface rights only claims, and six Licences of Occupation over water for a total of 106 claims covering 1,693 hectares. The Campbell Complex consists of 41 patented mining and surface rights claims and 15 Licences of Occupation for a total of 56 claims covering 786 hectares. Claims are held in the name of either Goldcorp, or Goldcorp Canada, or are jointly held by the two companies. The Cochenour Complex comprises a total of 111 claims over 1,367 hectares. This consists of 73 Patents with mining and surface rights, seven Patents with mining rights only, four Leases with mining rights only, 27 Licences of Occupation over water. Tenure is jointly held in the names of Goldcorp and Goldcorp Canada with the exception of the Gold Eagle Property claims (28 patented mining and surface rights claims and 16 Licences of Occupation) which are owned wholly by Goldcorp (100%). As required under Ontario law, patented mining lands have been surveyed. Required fees and duties have been paid to the appropriate regulatory authorities, and the claims are in good standing. Leases have associated work commitments and fees. A 21-year lease may be renewed provided that the lessee can prove that the mining lease is being used for mining purposes and meets certain criteria, and application for renewal is made prior to the expiry date of the lease. Lease expiry dates range from 2029 to 2039.

Red Lake Mines has collaboration agreements with two First Nations that are signatory to Treaty No. 3 and have treaty rights which they assert within the operations area of the Red Lake Mines region: Obishikokaang Collaboration Agreement executed August 16, 2013 with Lac Seul First Nation (“LSFN”) and Goldcorp Canada; and a second Collaboration Agreement which became effective on January 29, 2015 with Wabauskang First Nation (“WFN”) and Goldcorp Canada. LSFN is located to the southeast of Red Lake with a band membership of 3,200 and WFN is located to the south of Red Lake with a band membership of 315. These agreements provide a framework for strengthened collaboration in the development and operations of Red Lake Mines and outline tangible benefits for the individual First Nations, including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and Goldcorp’s future financial contributions.

Goldcorp currently holds sufficient surface rights to support the Red Lake-Campbell mining operations and associated infrastructure, and sufficient surface rights in the Cochenour Complex to support any proposed re-development. Environmental permits are required by various federal, provincial, and municipal agencies and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time. The Cochenour Complex closure plan was filed in April 2014, and the closure plan for the Red Lake-Campbell Complex was filed in May 2015. These closure plans will be updated and merged into a single plan throughout 2019 and 2020. The Red Lake Mines and Cochenour Complex closure plans satisfy all regulatory requirements. Goldcorp is satisfied that all material environmental liabilities are identified in the existing closure plans for the operations, which are limited to those that would reasonably be expected to be associated with gold mines that have been operating for more than 60 years, and where production is from underground sources, including roads, site infrastructure, and waste and tailings disposal facilities.

History

Red Lake Complex

The first recorded prospecting in the Red Lake district was carried out by the Northwestern Ontario Exploration Company in 1887. Red Lake was first staked during the Red Lake Gold Rush in 1926. In 1944, the property was re-staked and Dickenson Red Lake Mines Limited was incorporated. Production mining began in 1948 at a rate of 113 tonnes per day and increased to 454 tonnes per day in the 1970s. In the early 1980s, the mill capacity was increased to 907 tonnes per day and long-hole stoping was introduced. The change in mining method resulted in a severe drop in production grade. Cut-and-fill mining was subsequently reintroduced, and production reached approximately 907 tonnes per day by 1993 to 1994. An exploration core drilling program initiated in 1995 within the lower levels of the mine resulted in the discovery of a cluster of high-grade gold veins. The #3 shaft was developed from January 2004 to January 2007 to a depth of 1,925 metres.

Campbell Complex

The Campbell claims were staked in 1926. Subsequently, there was a period of claim cancellations and re-staking of the area. In the 1940s, George and Colin Campbell re-staked the area, Campbell Red Lake Mines was incorporated and Dome Mines Limited (“Dome Mines”) purchased an option that eventually resulted in Dome Mines acquiring a 57% ownership interest in the Campbell Red Lake Mines company. In 1946, after additional exploration had been carried out, a four-compartment shaft with four levels was sunk to a depth of 182 metres. Mill construction began in 1948 and the mill went into operation the following year reaching a capacity of 272 tonnes per day. The shaft was deepened to 655 metres in the 1950s to exploit a high-grade zone discovered on the 14th level of the mine. Following the merger of Campbell Red Lake Mines, Dome Mines and Placer Development Limited, in 1987, an autoclave was installed at the Campbell Complex, replacing the existing roaster, the mill flotation circuit was upgraded, a paste-fill plant constructed, an underground decline developed, and the Reid Shaft was commissioned.

Cochenour Complex

The original claims on the Cochenour-Willans property were staked in 1926 to 1927 by W.M Cochenour, D. Willans and H.G. Young, and in 1928 the Cochenour-Willans syndicate was formed. Cochenour-Willans Gold Mines Ltd. was incorporated in 1936 and production began in 1939 at a rate of 136 to 181 tonnes per day. Operations ran for 32 years, from 1939 to 1971, during which about 2.1 million tonnes grading 18.44 grams per tonne (“g/t”) of gold was processed with approximately 1.24 million ounces of gold recovered. Underground mine workings extended down to the 670metre level.

In 1997, purchase was completed for Goldcorp’s 100% interest in the Cochenour-Willans mine area. Following this, trenching, grab sampling and compilation work was completed between 1998 and 2002. The mine was allowed to flood in 2003. Surface drilling was undertaken from 2002 to 2009, consisting of 94 surface drill holes, totalling 66,968 metres. Following dewatering, in 2010, renewed access to the underground Cochenour-Willans workings allowed completion of 49 underground drill holes (20,558 metres), together with 17 surface drill holes (including wedges) totalling 13,881 metres.

The Cochenour No. 1 shaft was slashed and deepened to below the 34 level in 2010 to 2014 to support exploration and development of the recently acquired Gold Eagle property located to the south. Both decline and incline ramp developments are currently active from the 34 level station.

Historical Gold Production within the Red Lake Greenstone Belt to December 31, 2018

Mine	Years of Production	Ore Tonnes Milled	Ounces	Grams per Tonne

Red Lake Mines	2006–December 2018 (1)	8,977,311	6,443,300	22.32

Campbell Mine	1949–2006 (2)	18,093,133	11,216,443	19.33

Goldcorp (Dickenson)	1948–2006 (3)	8,715,238	5,962,948	21.29 (4)

Madsen	1938–1976; 1977(5) –1999	7,872,688	2,452,388	9.70 (6)

Cochenour–Willans	1939–1971	2,096,656	1,244,279	18.44 (7)

McKenzie Red Lake	1935–1966	2,135,364	651,156	9.50

Howey	1930–1941; 1957 (8)	4,200,977	421,592	3.12 (9)

Hasaga	1938–1952	1,374,642	218,213	4.94

Starratt Olsen	1948–1956	823,555	163,990	6.21

H.G. Young	1960–1963	261,432	55,244	6.58

McMarmac	1940–1948	138,779	45,246	10.15

Gold Eagle	1937–1941	163,380	40,204	7.64

Red Lake Gold Shore	1936–1938	78,320	21,100	8.36

Buffalo	1981–1982	29,017	1,656	1.78

Abino	1985–1986	2,479	1,397	17.52

Lake Rowan	1986–1988	11,814	1,298	3.43

Mount Jamie	1976	882	377	13.30

Red Summit	1935–1936	536	277	16.08

McFinley	1987		N/A

	Total	54,976,204	28,159,325	15.93

Notes:

(1)

Includes total production from the Red Lake complex from January 1, 2006, production from the Campbell complex Subsequent to May 12, 2006, the date of acquisition, and development starting in 2014 from Cochenour’s Bruce Channel Deposit acquired from Gold Eagle Mines Ltd in 2008.

(2)	Includes production under Placer Dome (CLA) Ltd. to May 12, 2006.
(3)	For 1997, 1998, and 1999, no production due to strike by unionized employees.
(4)	From 1970, includes production from Robin Red Lake.
(5)	Includes clean-up of ore and materials from the mine site.
(6)	Historical grade, actual grade for 1999 was 0.14 ounces per ton gold.
(7)	Includes production from Annco and Wilmar properties.
(8)	Continuous production from 1930 to 1941; includes 268 ounces recovered from clean up in 1957.
(9)	The ore mined at Howey, before sorting, totalled 5,158,376 tons. The average production from run-of-mine ore was therefore 0.0817 ounces per ton gold.

N/A = not available.

Table data modified from Lichtblau et al., (2014)

Geological Setting, Mineralization and Deposit Types

Red Lake Mines is a world class mesothermal greenstone-hosted gold deposit.

Red Lake Mines is hosted in the Red Lake greenstone belt within the Uchi Domain on the southern margin of the North Caribou Terrane of the Superior Province, Canada. The Red Lake belt comprises approximately 300 million years of geologic activity with multiple episodes of volcanism, sedimentation, plutonism and deformation that range from Meso- to Neoarchean in age with gold mineralization having occurred between 2723 and 2712 Ma.

The belt is host to a variety of gold deposits including the Red Lake Mines, the Cochenour Mine and the past-producing Madsen Mine all of which are hosted in mafic to ultramafic volcanic rocks, the McKenzie, Gold Eagle, Howey/Hasaga and Buffalo mines hosted in granitic plutons and the stratabound Bonanza deposit.

Red Lake Mines is underlain mainly by tholeiitic basalt and locally by komatiitic basalt of the Balmer Assemblage. The mine sequence also includes felsic, peridotitic and other mafic to lamprophyric intrusive rocks of various younger ages. Both Red Lake- Campbell and Cochenour deposits are hosted within significantly folded and sheared portions of the Balmer assemblage. Shear zones act as primary hydrothermal fluid corridors and host significant portions of the gold mineralization in the area. Other significant mineralized structures occur within lower-strain areas of the stratigraphy, usually associated with brittle conjugate fracture systems in close proximity to lithological boundaries possessing high competency contrasts.

Gold mineralization is hosted in a variety of rock types within the Red Lake Greenstone belt, although the majority of the productive zones occur as vein systems accompanying sulphide replacement within sheared mafic to komatiitic basalts of the Balmer Assemblage.

Gold bearing zones in the Red Lake-Campbell and Cochenour deposits are distinguished first by spatial orientation relative to structural corridors and second by the style of mineralization. It is common for zones to have multiple styles of mineralization within the same host lithology. There are four styles of mineralization common in the Red Lake-Campbell and Cochenour deposit:

a)	Vein style gold mineralization

b)	Vein and sulphide style

c)	Disseminated sulphide (replacement Style) mineralization

d)	Free gold mineralization

The Western Discovery zone mineralization consists of a series of sub-parallel, quartz-rich extensional veins within the McKenzie granodiorite stock.

Gold appears as free milling gold as well as refractory, arsenopyrite-associated gold.

In the opinion of the qualified persons under NI 43-101 responsible for Red Lake Mines, Goldcorp’s knowledge of the deposit setting and lithologies, and of the mineralization style and its structural and alteration controls, is sufficient to support Mineral Resource and Mineral Reserve estimation.

Exploration

The Red Lake operations have a long exploration and mining history. Gold mineralization was first identified in 1922. The original Red Lake mine commenced production in 1948, and the Campbell mine in 1949.

Exploration activities at Red Lake have included regional and detailed geological and structural mapping, rock, silt and soil sampling, trenching, reverse circulation and diamond drilling, airborne geophysical surveys, ground induced polarization geophysical surveys, mineralization characterization and petrographic studies, metallurgical testing of samples, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and technical studies.

In 2018, exploration drilling programs totalling 97,378 metres with 426 core holes were carried out at the Red Lake and Campbell Complexes; and an additional 51,136 metres with 248 core holes at the Cochenour deposit.

The exploration programs completed to date are appropriate to the known mineralization styles. There is considerable remaining exploration potential in the vicinity of the current mining operations and the Red Lake region.

Drilling

A significant amount of surface and underground core drill data has been collected over the 60+ year history of Red Lake. Drilling from 1947 to 2018 at the Red Lake and Campbell Complexes totals 67,437 drill holes (approximately 6,381,731 metres). Drilling at the Cochenour Complex from 1939 to 2018 comprises about 13,840 drill holes (approximately 1,396,170 metres).

Drill spacing in the Red Lake-Campbell and Cochenour deposits are variable. Typically, drilling to outline Mineral Resources is at a spacing of 30-60 metres, infill drilling is carried out at 15-25 metre centres, and definition drilling is completed on 3-7.5 metre centres. For exploration targets, potential drill spacing is approximately 45-100 metres.

Standardized logging forms and geological legends are currently used. Logs record assays, lithologies, veining and replacement zones, vein styles and percentage amounts over sampled interval lengths and intensity, sulphide mineralization type and intensity, alteration type and intensity, faults and fracture frequency and orientation, rock quality designation, and structure type, frequency and intensity. Select drill holes are photographed.

Core quality is very high, with core recovery on average >95% on all core sizes. There are no areas where poor recovery is consistently encountered.

The collars of all drill holes are surveyed by transit for location, bearing and dip and tied into the mine grid. The same grid is used for all of the mine complexes.

Downhole surveys, since the start of 2018, have typically been conducted with a solid-state north-seeking gyro. This technology continues to see improvements, with repeatability, durability and accuracy of both azimuth and dip greatly increased from prior iterations. Holes between 30° and -30° dip currently require user input for the correct azimuth, which is obtained by using Leica TS15 total station and established mine grid survey control. Active drilling quality control is completed using the Reflex EZ-Shot electronic compass single shot tool.

Downhole surveys prior to the start of 2018 at Red Lake Complex were conducted with a gyroscopic (gyro) survey instrument (unaffected by magnetics) used for drill holes steeper than 70°, and a Reflex Maxibor (Maxibor) survey instrument used for drill holes with flatter dips. Site specifications require downhole surveys at 30 metres intervals or less. In the earlier stages of the mining operation, Sperry Sun multi-shot, Icefield multi-shot, Light-Log and Tropari instruments were used.

Downhole surveys at the Campbell Complex utilized Reflex and Ranger electronic compass single-shot surveys tests. Most of the drill holes greater than 120 metres were surveyed using the Maxibor method. Prior to that, Pajari test instruments were used, which provided azimuth and dip orientations. Sperry Sun multi-shot instruments were used on deep (>300 metres holes) for a period from the early 1980s to the late 1990s. Pre-1980 and into the 1990s, drill hole inclination was derived using “acid tests”.

The qualified persons under 43-101 for Red Lake Mines note that due to the age of the operation, and the time span of drilling on the project, there are a few drill holes where there is uncertainty about the intercept location; however, statistical tests of the drill results performed to date indicate that location errors in drill holes that support estimation of Mineral Resources or Mineral Reserves are not material. Mining to-date has not encountered any problems with mis-located drill intercepts and ore outlines conform well to the outlines. Goldcorp continues to re-survey holes that appear to have location or downhole problems; however, the deviation in the drill holes is generally small and predictable.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

Core sampling practices have varied between predecessor companies and over time. Typically, historic core sampling has targeted mineralized zones with additional bracket samples taken in waste rock. Current practice has changed, with some exceptions, to sampling the entire drill hole. Presently a high percentage of core sent out for assaying is whole core. A select amount of core is cut and retained. This core in recent years has been from select, deep, High Grade Zone drilling and surface drilling.

At Red Lake Complex, sampling honored lithological and mineralized zone boundaries. Typical sample lengths were 90 centimetres for un-mineralized intervals, 60 centimetres or less for mineralized intervals, and 30 centimetres intervals for visible gold, though samples were taken on shorter intervals that directly corresponded to very narrow, high-grade mineralized structures.

Until 1999 at the Campbell Complex, sample lengths were typically in the 0.6 to 1.0 metres range, and usually shorter in the higher-grade sections. Low-grade rock and waste were typically sampled over 0.6 to 1.5 metres lengths, averaging 0.67 metres. High-grade sections were sampled over 15 centimetres to 60 centimetres intervals for BQ and NQ core, and 0.90 metres for smaller AQ/AQTK core, except where significant geological differences were present, these normally being narrow, high-grade occurrences.

For production purposes, chip sampling is performed on a blast-by-blast basis by the production geology team, while muck sampling is done by the miner during the mucking process. Muck samples are used to provide a general guide and back-up information for day to day operation, while test holes are required to ascertain that no mineralization is missed in the walls of the stope.

Historically a specific gravity of 2.91 (11.0 cubic feet per short ton) has been used at the Red Lake Complex. A specific gravity of 2.98, developed from composite averages, is used for the High Grade Zone. During completion of the resource estimation on the Cochenour Complex, a specific gravity of 2.91 was used for all zones except the Western Discovery Zone. Since 2017 specific gravity measurements have been collected on drill core to confirm or update these specific gravity assumptions.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Given the long production history, a number of laboratories have been used in support of operations.

Drill core and underground samples were analysed by a combination of independent laboratories and the Red Lake and Campbell Complex run-of-mine laboratories, using industry-standard methods for gold analysis. In general, exploration and infill core programs were analysed by independent laboratories using industry-standard methods for gold analysis from 2001. Current run-of-mine sampling is performed by the mine laboratory, which is operated independently of Goldcorp. Historically, the Campbell and Red Lake run-of-mine laboratories primarily performed day to day assays for mining operational purposes; however, exploration core has also been processed through the laboratories. Neither laboratory has held International Organization for Standardization (“ISO”) accreditation. All remaining laboratories used for analytical data have held ISO certifications since 2001; it is not known what certification was held prior to that date.

Sample preparation for exploration and run-of-mine samples consists of drying as required, crushing, and selection of a sub-split that is then pulverized to produce a pulp sample sufficient for analytical purposes. The sample preparation procedure is in line with industry-standard methods for gold deposits that have coarse visible gold and a high nugget effect.

Samples are typically analyzed using fire assay with a gravimetric or atomic absorption finish, depending on the anticipated grade of the sample. In 2010, selected exploration drill core samples were submitted for inductively-coupled plasma analysis as well as the regular fire assay/atomic absorption/gravimetric analysis. A certain percentage of the samples were also selected for pulp metallic analysis.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

There is limited information available on the quality assurance and quality control (“QA/QC”) employed for the earlier drill programs; however, sufficient programs of reanalysis have been performed that the data can be accepted for use in estimation. Goldcorp’s drill programs since 2006 on the Red Lake and Campbell Complexes have included insertion of blank and certified standard reference material (SRM) samples. Submission of QA/QC samples was initiated for the Cochenour Complex in 2010 and comprises submission of SRM and blank materials. In 2017, QA/QC standard and blank insertion rates were increased, and field duplicates were also introduced.

Collected data was subject to validation, using in-built program triggers that automatically checked data on upload to the database. Data are also verified against the original hard copy monthly reports, as well as in other software packages. Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards.

Drill core sample security is maintained at the Red Lake-Campbell Complex and the Cochenour Complex through supervision of transport of the core from the underground/surface drill or sample site, through to the logging facility and to the in-house or external assay laboratories. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The quality of the gold analytical data is sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Several data verification programs and audits have been performed at Red Lake Mines over recent history by independent consultants in support of technical reports and by Goldcorp’s personnel in support of mining studies. Internal validations were also completed and data verification checks were performed as follows:

•	Micon International Limited (2004, 2006): Micon staff reviewed available data in support of technical reports prepared in 2004 and 2006 for Exall/Southern Ventures; no material biases or errors noted;

•

Watts, Griffis, and McOuat (2005, 2007): reviewed the QA/QC program and the logging and sampling/assaying procedures; concluded at the time of each audit that the database was in good order and that the procedures were to industry standards; and

•	Goldcorp (2006 to date): database validation checks, laboratory inspections; no material biases or errors noted.

A reasonable level of verification has been completed, and no material issues have been left unidentified from the programs undertaken. Data verification programs completed on the data collected adequately support the geological interpretations, and the quality of the analyses and the analytical database, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Mineral Processing and Metallurgical Testing

Over the project history, a significant number of metallurgical studies and accompanying laboratory-scale and/or pilot plant test work have been completed. Studies included mineralogical studies, grindability and comminution test work, bench and pilot plant flotation tests, thickener tests and reagent test work.

Programs were sufficient to establish the optimal processing routes for the Red Lake-Campbell ores, were performed on mineralization that was typical of the deposits, and supported estimation of recovery factors for the various ore types.

Test work to date on the Cochenour Complex mineralization indicates that mineralization types at Cochenour can be treated in the current Campbell process plant. The Bond work index determinations showed that the Bruce Channel mineralization hardness can be described as moderate to moderately soft. Therefore, the mineralized material should be readily processed in the existing grinding circuit at the Campbell Complex. Relatively poor leach-only recoveries indicated that a refractory ore treatment process (autoclave) is required to achieve reasonable overall gold recovery

There are no significant levels of deleterious elements identified to date, and it is unlikely that deleterious elements will be an issue for future operations at Red Lake.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the gold Mineral Reserve estimations for Red Lake Mines effective June 30, 2018:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)

Proven	1.53	10.24	0.50

Probable	7.66	6.30	1.55

Proven + Probable	9.19	6.95	2.05
Notes:
(1)

Mineral Reserves for the Red Lake Mines set out in the table above have been reviewed and approved by Ivan Mullany, FAusIMM, Senior Vice President, Technical Services of Goldcorp, and a qualified person under NI 43-101. The Mineral Reserves are classified as Proven and Probable Mineral Reserves and are based on the CIM Definition Standards.

(2)

Mineral Reserves are estimated using a gold price of US$1,200 per ounce and a US$ exchange rate of C$1.30. These assume processing costs of US$33.75 per tonne, mining operating costs of US$177.61 per tonne and general and administrative (“G&A”) costs of US$60.08 per tonne, for a total life-of-mine estimated operating cost of US$271.44 per tonne.

(3)	The estimated metallurgical recovery rate is 94% for the Red Lake-Campbell Complex and 92.9% for the Cochenour Complex.
(4)

All decisions for inclusion or exclusion of material as Mineral Reserves are based on a detailed assessment of costs versus revenues. A global cut-off grade was calculated to be 7.5 g/t. Individual cut-off grades were used for design purposes and are dependent on mining method and area. The following cut-off grades were used: long-hole low cost: 5.1 g/t gold; and long-hole higher cost: 6.5 g/t gold.

(5)

Mineral Reserves are constrained within mineable shapes, with varying mining widths that vary from 2.4 to 10.7 metres, depending on the geometry of the ore body and mining method used. The operations use 100% mine recovery for scheduling the life-of-mine plan Mineral Reserves for the operation as a whole.

(6)	Numbers may not add up due to rounding.

The following table sets forth the gold Mineral Resource estimation for Red Lake Mines effective June 30, 2018:

Measured and Indicated Mineral Resources(1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes (millions)	Grade (grams per tonne)	Contained Metal (millions of ounces)

Measured	1.52	18.15	0.89

Indicated	3.78	13.50	1.64

Measured +Indicated	5.30	14.83	2.53

Inferred	4.93	15.10	2.39
Notes:
(1)

The Mineral Resources for Red Lake Mines set out in the table above have been reviewed and approved by Ivan Mullany, FAusIMM, Senior Vice President, Technical Services of Goldcorp, and a qualified person under NI 43-101. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are based on the CIM Definition Standards.

(2)

All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)	Based on a gold price of US$1,400 per ounce and a US$ exchange rate of C$1.30.
(4)

Mineral Resources are reported using variable cut-off grades depending on the mineralization type and zone. Mineral Resources are reported at a cut-off grade of 6.89 g/t for Red Lake-Campbell Complex and 5.55 g/t for Cochenour Complex. The in-situ block model has been diluted to minimum horizontal widths of 1.2 metres in the HGZ and 2.40 metres in all other zones. Dilution is assigned zero grade.

(5)	Mineral Resources for Red Lake-Campbell Complex are estimated using 94% metallurgical recovery, and 92.9% metallurgical recovery for Cochenour Complex.
(6)	Numbers may not add up due to rounding.

Environmental, metallurgical, permitting, legal, title, taxation, socio-economic, marketing, political and other relevant factors and constraints have been taken into account. The Mineral Reserves are acceptable to support mine planning. Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include: commodity price and exchange rate assumptions used; rock mechanics (geotechnical) constraints; geological complexity; and maintaining constant underground access to all working areas.

Mining Operations

Red Lake Mines consists of a single underground operating mine (Red Lake and Campbell Complexes). The Cochenour Complex is in the execution phase, establishing material handling, pastefill and other infrastructure towards the planned start to commercial production in 2019. Mining consists of: sub-level longhole stoping, mechanized underhand or overhand cut and fill techniques and development mining methods. Mined areas are routinely paste filled to maintain overall stability. Production forecasts are expected to be achievable with the current equipment and plant, and replacements have been acceptably scheduled.

As part of day-to-day operations, continued reviews will occur on the mine plan and consideration of alternatives to and variations within the mine plan. Alternative scenarios and reviews can be based on ongoing or future mining considerations, evaluation of different potential input factors, assumptions and corporate directives.

Processing and Recovery Operations

Campbell Complex

At the Campbell Complex, conventional crushing and grinding is followed by gravity concentration to recover free-milling gold. Refractory gold, finely disseminated in the arsenopyrite and pyrite matrix, is recovered by flotation followed by pressure oxidation, neutralization and carbon-in-leach. This stream joins the non-refractory flotation tails and is recovered by cyanidation/carbon-in-pulp (“CIP”) processing. The permitted capacity is 1,800 tonnes per day. The plant effective capacity is 1,620 tonnes per day and depending on metallurgical type, average life-of-mine gold recoveries can range from 94.0% to 96.4%.

Tailing can either be discharged to the tailing management area or sent underground by piston pump for use as backfill as a paste. Cement and flyash is added to the paste and the paste fill is used to stabilize mined out openings in the Campbell Complex.

Red Lake Complex

Process facilities at the Red Lake Complex consist of three separate plants: the crushing plant; processing plant; and paste fill plant. Commercial production from the facilities began on January 1, 2001. The permitted plant capacity is 1,250 tonnes per day. The plant effective capacity is 980 tonnes per day and depending on metallurgical type, average life-of-mine gold recoveries can range from 95.8% to 97.4%.

The crushing plant is a two-stage process which reduces underground ore from about 30 centimetres to 1 centimetre. Underground ore from a coarse ore bin is fed to a jaw crusher and sizing screen. Screen oversize is crushed in a cone crusher and screen undersize is conveyed into a fine ore bin as plant feed material.

Unit operations in the processing plant include grinding, gravity concentrating, cyanidation, CIP, carbon elution and reactivation, electrowinning, bullion smelting/refining, cyanide destruction, flotation, and concentrate handling. Coarse gold is recovered from the ore via the gravity concentrating circuit. A portion of the ground slurry from the ball mill is fed to two Knelson concentrators which produce a gravity concentrate that is upgraded on a Diester table to a concentration of approximately 75% gold, and directly smelted into bullion. Bullion is then shipped to a refinery for later sale into the spot market. The Red Lake Complex processing plant also employs a typical sulphide flotation circuit generating a bulk sulphide concentrate. This concentrate is pumped as slurry to the Campbell Complex for processing in the autoclave.

Infrastructure, Permitting and Compliance Activities

Mining activities are conducted in and about the Municipality of Red Lake and are located near established power and road infrastructure. Local businesses offer most goods and services required for mineral exploration and development. Additional supplies can be sourced as needed from Thunder Bay or from larger Provincial centres such as Winnipeg and Toronto. Together with multiple shaft accesses to the underground workings, Goldcorp maintains administrative, technical, operations support, and processing facilities on the active sites. There are modern camp facilities to maintain the required permanent workforce for operations and construction.

Potable water is supplied by the municipality and paid for on a usage basis. Process water for the mills is predominantly reclaimed from the tailings areas or underground mine. Additional process waster is taken from Balmer Lake as required. Process water for underground operations is taken from Sandy Bay-Red Lake. Power is supplied through Hydro One via the E2R radial line. Diesel-powered generators provide temporary emergency power in the event of a main electrical disruption to allow the mine site to maintain basic services. Waste rock is stored in designated areas at both the Red Lake and Campbell Complexes. The waste pads are located in a historic tailings area east of the site at the Red Lake Complex and on the northeast side of the main tailings pond at the Campbell Complex. The tailings storage facilities at the Campbell and Red Lake Complexes are currently permitted for dam raises that are expected to provide storage to 2020 and 2022, respectively. Additional design and permitting is in progress and will increase the storage capacity within the existing facilities beyond these dates.

Environmental permits are required by various Federal, Provincial, and municipal agencies, and are in place for project operations. Red Lake Mines maintains a list of active environmental permits covering operation of the Campbell and Red Lake Complexes and Balmer Assemblage. Appropriate permits are held under local, provincial, and Federal laws to allow current exploration activity and mining operations. No new permits are currently required, but existing permit amendments are required from time to time, and in 2019, applications for amendments may be made for tailings management area upgrades (i.e. dam raises), air/noise permits, permit to take water renewals, and exploration permitting. Permit amendments are routinely applied for and obtained to accurately reflect ongoing operational needs of the mining facilities.

The environmental management system and environmental and social management plans were developed in accordance with the appropriate Canadian regulations.

Arsenic remains a focus in most environmental programs for all project operations. Arsenopyrite is a main element in the local geology, contained in ore and waste rock and requires specific management in environmental programs.

Waste rock and ore are routinely sampled for acid rock drainage potential as per the internal programs for acid rock drainage and metal leaching. Since there are no significant acid rock drainage issues related to the waste and ore from the Campbell and Red Lake Complexes and Balmer Assemblage, waste rock materials can be used for onsite construction purposes.

Active tailings facilities for the operations were designed by third-party consultants. Annual geotechnical and facility inspections are conducted by these firms. In addition, engineering assessments and investigations to enhance tails storage strategies are performed as required.

Water treatment processes are in place at both milling/tailings facilities to address the destruction of cyanide and metals in solution. Both the Campbell and Red Lake operations utilize passive wetland treatment technologies to assist with the reduction of ammonia from mining and milling processes. All effluent discharges to the environment comply with applicable laws.

The development of site-specific water quality objectives for surface water and groundwater, in addition to the long-term stabilization of underground arsenic storage facilities continue to be the focus of ongoing research and closure planning.

The mining complexes are situated on the edges of the Red Lake district communities which make them a part of the community landscapes. Given these proximities, operational and environmental considerations are paramount, as are Goldcorp’s commitments to social, cultural, and community support. Currently Red Lake Mines has representation on various local organizations such as the local municipal planning boards, economic development board and maintains an open dialogue with the community.

Capital and Operating Costs

Capital cost estimates are based on experience gained from current operations, 2018 budget data, and quotes received from manufacturers during 2018. Capital cost estimates include funding for infrastructure, mobile equipment replacement, development, drilling, and permitting as well as miscellaneous expenditures required to maintain production. Infrastructure requirements are incorporated in the estimates as appropriate. Mobile equipment is scheduled for replacement when operating hours reach threshold limits. Sustaining capital costs reflect current price trends. The remaining life-of-mine capital expenditure is estimated at US$222.9 million.

Area	Life-of-Mine (US$ million)

Sustaining	$222.9

Expansionary	-

Total	$222.9

Operating cost estimates are based on actual historical data and include adjustments to reflect market conditions. The estimated average annual operating cost is US$271.44 per tonne, consisting of US$33.75 per tonne for processing, US$177.61 per tonne for mining, and US$60.08 per tonne for G&A.

Area	Life-of-Mine (US$ per tonne)

Process Plant	$33.75

Mining Operations	$177.61

G&A	$60.08

Total	$271.44

Exploration, Development and Production

Red Lake and Campbell Complexes

Mine exploration drilling in 2018 focused on the Aviation Complex (Snowbird Zone), Deep Sulphides/ESC, High-Grade Zone Footwalls, Hanging-Wall Seven (HW7), PLM’s and High-Grade Zone offset. Exploration was carried out on 30, 31, 32, 44, 46, 49 and 51 level. Exploration development was completed on 51L during 2018 for HW7 and on 31L for PLM’s and Snowbird.

In 2019, the mine exploration focus will be on expansion of the Aviation Complex and the continued geological and economic evaluations of historic zones in the Red Lake-Campbell Complexes.

Cochenour Complex

During 2018, the focus of exploration drilling was on expanding and delineating the known zones within the Cochenour Complex. All drill core produced from the drilling campaigns was orientated to allow for a better understanding of the structural complexities with in the zones at Cochenour.

The areas targeted were on the upper main zone and banded iron formation resources between the 4400 and 3735 levels. A smaller portion of drilling was focused on exploring the Cochenour fault target which is situated to the east of the upper main zone. Drilling from the 3735, 3990, 4400 levels utilised up to four drills totalling 321 drill holes and 44,598 metres.

Pre-production at Cochenour for the 2018 year was focused on the Upper Main Zone area. This area produced 97,563t at 5.14g/t for 15,103 ounces poured, with and average mill recovery of 93.76% during the year. Production moving forward in 2019 and beyond will consist of sill development and long hole stoping using a bottom up approach. Continued advancement of both the incline and decline will see the connection of the Lower Cochenour and Upper Cochenour mining horizons completed in 2021.

Exploration development will also continue with new platforms being excavated to enable better exploration and delineation of the Upper Main Zone and Banded Iron Formation areas.

In 2019, the exploration focus at Cochenour will be on the continued expansion and delineation of the Upper Main Zone and the Banded Iron Formation area. There are also plans to explore new targets which are near to the current mining infrastructure.

H.G. Young

In 2018, a total of 52,945 metres were drilled from both surface and underground with 139 oriented holes: 21,765 metres from surface and 151,940 metres from underground. Underground holes were drilled from 14L Campbell to gain additional information on the plunge orientation and controlling geological structures constraining the H.G. Young deposit.